

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

<u>Via U.S. Mail & Facsimile</u>

H. Philip Cash
President and Director
Advanced Mineral Technologies, Inc.
Route 1 Box 1092
Fairfield, ID 83327

> **Re: Advanced Mineral Technologies, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 4, 2010**
> **File No. 0-16602**

Dear Mr. Cash:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K, Filed November 4, 2010</u>

1.   Please revise your disclosure to state whether, during your two most recent fiscal years and any subsequent interim period before your former auditor resigned, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure to comply with Item 304(a)(1)(iv) of Regulation S-K.

2.   We note you engaged Mark Bailey & Company, Ltd. as your new accountant. Please state whether during your two most recent fiscal years and any subsequent interim period prior to engaging this accountant, you consulted with this firm

regarding the application of accounting principle to a specified transaction, or the type of audit opinion that might be rendered on your financial statements, or any matter that was the subject of a disagreement with your former accountant or a reportable event to comply with Item 304(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jenifer Gallagher at (202) 551-3706 if you have any questions.

Sincerely,

Karl Hiller
Branch Chief